UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding the Series of Matters Announced Today Beginning with the Four-Way Alliances among the MUFG Group Companies and JACCS

September 20, 2007—Today, Mitsubishi UFJ Financial Group, Inc. (MUFG), as well as its subsidiaries, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) and Mitsubishi UFJ NICOS Co., Ltd. (MUN), together with JACCS Co., Ltd. (JACCS) made a series of announcements concerning business and capital alliances extending inside and outside the Group, management plans and capital policies.

By steadily achieving the elements contained in this series of announcements, the MUFG Group will rapidly and fundamentally address environmental changes and further strengthen its strategic predominance in the consumer finance sector and its foundational base as a premier financial group.

1. MUFG Group’s perceptions of and strategies for the consumer finance market

In the consumer finance market of Japan, with the passage of the revised Money Lending Business Law and other trends towards consumer protection, the various credit card, installment credit sales and consumer financing businesses are under pressure to shed their existing business models, and fundamentally restructure their business operations to adapt to this new era.

Amid this, MUFG recognizes that the original potential of this market remains large, and that the market is now entering a new stage of development. In the credit card market, it is thought that through the development of use in payment fields and new channels, such as cell phones, the market will undergo a dramatic expansion in scale and a transformation in quality. In addition, in the market of installment credit sales and consumer financing, it is thought that major changes will occur to the scale of the market and the structure of the businesses and companies participating therein.

MUFG aims to establish a leading position in terms of both quality and volume, and will expand and strengthen its business foundation by rapidly building a strong system capable of recognizing and adapting to these environmental changes, and by precisely and speedily responding to diversifying customer demand in these markets.

(1)	Current perceptions regarding the three principal markets (credit cards, installment credit sales, and consumer financing)

The credit card market in Japan is a huge market which has already reached an annual processing volume of 40 trillion yen, and which also has great scope for further development compared to the United States and England. It is forecast that future expansion will be dramatic in terms of both the scale of transactions and opportunities for use. Furthermore, it is entering a new growth phase marked by the expansion of use in payment fields, which had previously been centered on cash and bank transfers, to areas such as fees for public services and medical care, expansion of use in new channels different from before, such as the internet and mobile communications, and the expansion of revolving payment (including shifts of excess demand from other businesses due to restrictions on the amount of borrowings available to individuals). In the future, it is thought that bank-like financial institutions which can expect a synergy effect from payment fields and channels will have major opportunities in the credit card market, as discussed below.

While the market of installment credit sales exhibits a contracting trend, it is still a huge market accounting for an annual processing volume of some 10 trillion yen, and it is expected that a certain market scale will be maintained in the future supported by essential demand and interest rate selectivity centered on high-priced merchandise. However, in the future market of installment credit, the lightness of the burden for repayment of excess interest and the lowering of interest rates for loans, the establishment of low-cost structures utilizing the advantages of scale, the construction of a management system of member stores that emphasizes consumer protection, are expected to become important in terms of competitiveness.

The consumer finance market has been affected significantly by the amendments to the Money Lending Business Law, and it is thought that it will likely continue to experience a difficult environment, but it is expected that its intrinsic demand will remain steady and that it will maintain a certain market scale. It appears that in the future, banks or bank-like financial institutions will have major opportunities in the consumer finance market in light of shifts of excess demand among business categories associated with restrictions on the amount of borrowing available to individuals and strengthening of brand preferences.

(2)	MUFG Group consumer finance strategy

MUFG, with its various group companies which are leading companies in their respective fields, aims to precisely and speedily respond to expanding and diversifying customer needs, and aims to accelerate their development of consumer finance strategies adapted to this new era in consumer finance ahead of others.

(a)	Credit card business

In the credit card business, which is expected to grow significantly in the future, MUFG intends to fully use the vast business infrastructure and knowledge held by the MUFG and its alliance partners. In card issuing operations, BTMU, MUN, the Norinchukin Bank (Norinchukin), JA Bank (Note), and the various JACCS companies will emphasize their respective strengths in an effort to expand their market share. Meanwhile, in terms of processing and other backyard operations, MUFG intends to intensively use the functions of MUN, as the number one “general credit card company” in Japan, to increase the cost competitiveness of the various companies’ credit card operations. Together with this, brand strengthening and the like will be implemented for credit cards to build credit card operations that overwhelm the competition in terms of market share and cost competitiveness.

(Note)	MUN, based on the business and capital alliance with Norinchukin, has commenced across-the-board development of JA card marketing to the customers holding the 38 million accounts of JA Bank.

(b)	Installment Credit Sales Business

Installment credit sales business will be developed around JACCS. The processing volume of JACCS for installment credit sales will reach approximately 1 trillion 300 billion yen per year after the transfer of the installment credit sales business of MUN to JACCS, which is one of the highest in Japan. In addition, we believe that JACCS has an advantage in that it is not burdened with refunds for excess interest payments or the lowering of interest for new and existing loans. Together with the effect of rationalization from the business alliance, it is a step ahead of other companies in the industry in reinforcement of earnings capability, and is aiming for a position of dominance in the industry in terms of both quality and quantity.

(c)	Consumer finance business

MUFG intends to form an alliance with Acom, which, as a the leading company in the industry, is ahead of the other companies in the industry in lowering interest rates on loans and strengthening compliance, and will strive to accurately respond to customer financing needs and foster a sound consumer finance market.

2. Regarding the MUFG Group formation reinforcement of this occasion

The importance of consumer financing business is on the rise for the MUFG Group, and MUFG, recognizing that its capital systems need to be strengthened, has decided to engage in the following capital policies.

(1)	Regarding JACCS

Subject to approvals by relevant government agencies, BTMU intends raise its equity holding in JACCS to 20% and will make JACCS an equity method affiliate during the fiscal year ending on March 31, 2008. As a result, the MUFG Group will obtain a powerful partner who will constitute the core of its installment credit sales business.

(2)	Regarding MUN

With respect to MUN, a third-party allotment of new shares in the amount of 120 billion yen – to be entirely underwritten by MUFG – will be conducted on November 6, 2007 to reinforce its financial foundation, and secure additional capability for strategic investment as the company playing the central role for the MUFG Group in the dramatically growing credit card market. Furthermore, MUFG will position the credit card business, which has a large potential, as one of the major operations of the MUFG Group, together with the banking, trust and securities businesses, and will make MUN a wholly-owned subsidiary through a share exchange by August 2008 in order to enhance the strategic integrity of the Group.

Moreover, MUFG, BTMU and MUN will maintain the current capital alliance relationship between Norinchukin and MUN, and intends to use this opportunity to commence discussions with Norinchukin to consider making MUN an equity method affiliate of Norinchukin in order to enhance the closeness and stability of the business and capital alliance.

3. Summary of today’s series of announcement matters

Including the foregoing, a summary of the series of announcement matters made today by the respective companies of the MUFG Group is as follows.

(1)	MUFG, BTMU, and MUN and JACCS have entered into a basic agreement regarding business/capital alliances as follows:

(a)	On April 1, 2008, MUN will transfer its business of installment credit sales business to JACCS.

•

The estimated loss arising from transfer is 12 billion yen for the 780 billion yen in assets subject to transfer (actual results for fiscal year ending March 31, 2007), post-transfer staff size is approximately 340 persons relative to total related staff size of 1,100 persons, and the number of post-transfer business locations (including centers) will be five.

•

As a result of succeeding to the sound operational foundation of MUN, JACCS’ installment credit sales business will attain a processing volume of approximately 1 trillion 300 billion yen (aggregate consolidated business results of the two companies for the fiscal year ended March 31, 2007) and will attain top ranking in Japan in terms of both quality and quantity.

•

Meanwhile, in terms of costs, by adopting a business transfer scheme which limits staff and location to those genuinely required in order to succeed to the operational foundation, large cuts in costs will be realized and the business is expected to be become profitable with an enhanced cost structure. We expect that this will have an positive financial effect of approximately 8 billion yen.

(b)	Business alliances will be entered into and realized for the credit card business.

•

While maintaining its position as a card issuing corporation (issuer), JACCS will seek to realize a positive financial effect of approximately of 3 billion yen by sharing credit-card backyard services, including processing.

•	In addition, collaboration that includes MUFG and BTMU will be furthered with respect to the development of member stores or housing loan-related transactions.

(c)	As a result of (a) and (b), JACCS aims to make a record ordinary profit of more than 20 billion yen in FY 2012.

(d)	Subject to the approval by the relevant government agencies, BTMU will raise its equity holdings in JACCS to 20% level and make JACCS an equity method affiliate during the fiscal year ending on March 31, 2008.

As a result of the foregoing, JACCS will become the core company in the business of installment credit sales within the MUFG Group.

(Related announcement materials)

✓	Basic Agreement Concerning a Business and Capital Alliance by JACCS, Mitsubishi UFJ NICOS, Mitsubishi UFJ Financial Group, and Bank of Tokyo-Mitsubishi UFJ

✓	JACCS: Notice concerning Review of “Future Management Goals”

(2)	Surveying the changing environment and the growing credit card market, MUN has formulated a “New Midterm Management Plan” which implements structural reforms that go beyond the current midterm plan, and fundamentally transitions from a business model dependent on the finance business to a business model centered on the credit card business.

(a)	Concentration of managerial resources in the credit card business will be pursued through the transfer of the installment credit sales business to JACCS (as mentioned above).

•

The former Nippon Shinpan Co., Ltd., which was one of the parent entities of MUN, was a pioneer in Japan in the installment credit sales business, but upon consideration of the current environment, it was concluded that there were limits to MUN securing profitability on its own.

•

Transitioning to business operations centered on the credit card business is expected to enable a large-scale integration and elimination of offices, integration of local subsidiaries and personnel reductions, thereby resulting in fundamental improvements to the cost structure.

(b)	Based on the foregoing, the personnel reductions to be implemented over a 3-year period will doubled from 1,400 persons under the current midterm plan to 2,890 persons.

•	In the fiscal year ending on March 31, 2008, the voluntary early retirement of 2,300 persons will be sought.

(c)	On January 1, 2008, 6 local subsidiaries will be absorbed into MUN.

•	Specifically, a merger will be implemented under which the following six companies will become expired companies and MUN will become the surviving company:

Aomori NICOS Co., Ltd., Akita NICOS Co., Ltd., Yamagata NICOS Co., Ltd., Gifu NICOS Co., Ltd., Nishi Nippon NICOS Co., Ltd., and Minami Nippon NICOS Co., Ltd.

•

Each of these companies conduct substantially the same business as MUN, and it is judged that it would be difficult to have each company independently continue in business due to the changes in the business environment. The installment credit sales business for these companies are scheduled to be transferred JACCS together with the corresponding business at MUN, after the merger takes effect.

(d)	Principally due to an allowance of 45.5 billion yen to adequately provide for repayment of excess interest and to a reserve fund of 58.6 billion yen for the structural reforms of (a) to (c), etc., the consolidated financials results of MUN for the fiscal year ending on March 31, 2008 is expected to result in a deficit of 119,400 million yen in interim current profits and a deficit of 111,800 million yen for the full fiscal year.

(e)	As a result of the foregoing, a new midterm management plan has been formulated that advances a new growth strategy resolving issues associated with changes in the environment. The new plan aims to achieve a current profit of 38.1 billion yen in the fiscal year ending on March 31, 2010 and 45.7 billion yen in the fiscal year ending on Marc 31, 2011.

Based on the foregoing, MUN intends to secure its position as the largest and best general card company in Japan both nominally and in real terms, and will establish a system enabling it to take maximum advantage of the merits of market growth.

(Related announcement materials)

✓	MUN: Notification of Revision to Business Forecasts and Dividends (Consolidated and Non-consolidated) and Record of Extraordinary Losses for the Fiscal Year ending March 31, 2008

✓	MUN: Notice concerning Formulation of a “New Midterm Management Plan” and Execution of “Merger by Absorption (Simple Merger) of Subsidiaries” and “Business Structure Reform”

(3)	On November 6, 2007, MUN will conduct a third-party allotment of new shares in the amount of 120 billion yen, of which MUFG will underwrite the entire amount, for the purpose of reinforcing its financial foundation and securing funding capability for strategic investment in the growing credit card market. Furthermore, in addition to positioning the credit card business as one of the core operations of the MUFG Group, MUFG will make MUN into a wholly-owned subsidiary through a share exchange by August 2008 to enhance the strategic unity of the Group.

Note:	It is anticipated that equity holdings in MUN in the period after the third-party allotment of new shares up until it is made a wholly-owned subsidiary of MUFG, will be 28.1% for MUFG and 47.0% for BTMU, respectively. Moreover, MUN will be delisted as a result of the share exchange planned for August 2008.

Moreover, MUFG, BTMU and MUN will maintain the current capital alliance relationship between Norinchukin and MUN, and will use this opportunity to commence discussions with Norinchukin to consider making MUN an equity method affiliate of Norinchukin in order to enhance the closeness and stability of the business and capital alliance.

As a result of the foregoing, MUN is expected to enhance its strategic unity with the MUFG Group, and further clarify its position as the core company of the credit card business. Moreover, as a result of the capital increase, its financial foundation will be solidified, and its strategic resources will be allocated to a developing field.

(Related announcement materials)

✓	Regarding Underwriting of the Third-Party Allotment of New Shares of Mitsubishi UFJ NICOS Co., Ltd. by Mitsubishi UFJ Financial Group, Inc. and the Share Exchange between the Two Companies

✓	Concerning the Maintenance and Development of the Capital Alliance Relationship Between The Norinchukin Bank and Mitsubishi UFJ NICOS Co., Ltd.

(Schedule)	November 6, 2007	MUFG will underwrite the third-party allotment of new shares of MUN valued at 120 billion yen.

	January 1, 2008	MUN will merge 6 of its local subsidiaries.

	By March 31, 2008	BTMU will raise its investment ratio in JACCS to 20% and JACCS will become an equity method affiliate of BTMU.

	April 1, 2008	Installment credit sales business operated by MUN will be transferred to JACCS.

	Around August 2008	MUN will become a wholly-owned subsidiary of MUFG following a share exchange.

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Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	Tel: 81-3-3240-7651